

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 19, 2017

Richard Ransom
President
ICTV Brands Inc.
489 Devon Park Drive, Suite 306
Wayne, PA 19087

> **Re:** **ICTV Brands Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2017**
> **File No. 333-217324**

Dear Mr. Ransom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Louis Bevilacqua, Esq., Bevilacqua PLLC